AMENDED AND RESTATED OPERATING AGREEMENT

LONESOME PRODUCER, LLC

a New Mexico Manager-Managed limited liability company

RECITALS

A.   In accordance with the Act, the Class A Members decided to form a "Manager-Managed" Limited Liability Company, the operation of which shall be governed by the provisions herein. The Articles of Organization of the Company have been adopted and approved by the Members.

B.   On February 17, 2020, the Company duly entered into an Operating Agreement (the "Original Operating Agreement").

C.   The Members desire to amend and restate the Original Operating Agreement, and thus enter into this Amended and Restated Operating Agreement to establish their respective rights and obligations in the Company.

D.   This Amended and Restated Operating Agreement is entered into as of February 18, 2020 by and among the Class A Members, the Class B Members, if any, and the Class C Members, if any. Each of the foregoing may be referred to as a "Member" or collectively as "Members."

E.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE I: DEFINITIONS

All terms used in this Agreement shall have the same meaning as that used and/or defined in the Act, unless any term is otherwise expressly defined herein, either as part of this Article I or as any other part of any other provision of this Agreement.

1.1.   "Act" means the New Mexico Limited Liability Company Act, including any and all amendments made thereto from time to time.

1.2.   "Affiliate" of a Member or Manager means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager.

1.3.   "Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

1.4.   "Articles of Organization" means the articles required by Section 8 of the Act. The term includes the Articles of Organization as amended or restated.

1.5.   "Assignee" means a Person who has acquired a Member's Economic Interest or Transferable Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.6.   "Assigning Member" means a Member who by means of a Transfer has transferred an Economic Interest or Transferable Interest in the Company to an Assignee.

1.7.   "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancings, licenses and other dispositions of Company property that the Manager(s), in the Manager(s)' sole discretion, deems in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

1.8.   "Book Adjustments" means, for any item of Company property for a given fiscal year, adjustments with respect to Book Value for depreciations, cost recovery, or other amortization deduction or gain or loss computed in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(g), including Book Depreciation.

1.9.   "Book Depreciation" means, for any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for that item during that fiscal year equal to the result (expressed as a percentage) obtained by dividing: (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal years); by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager(s) may determine Book Depreciation, provided that he or she does so in a reasonable and consistent manner.

1.10.   "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company.

1.11.   "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds on account of an involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.12.   "Class A Member(s)" refers to Christopher Pappas and Alexander Randazzo and such other persons that may be added from time to time as Class A Members. The Class A Members shall have the sole voting rights in the Company and shall appoint the Company's Managers. The class encompassing and representing the Class A Members may be referred to herein as "Class A". Subject to the Recoupment (as defined in Section 4.1.1 below), Class A shall represent thirty-three and one-third percent (33.34%) of one hundred percent (100%) of the Company's Economic Interests.

1.13.   "Class B Member(s)" refers to those persons that purchase Class B Membership Interests in Company. Such Class B Membership Interests shall provide the bearer with an Economic Interest in the Company only (and accordingly shall have no Voting Interest (as such term is defined in Section 1.49 herein) in the Company) that shall equal thirty-three and one-third percent (33.33%) of one hundred percent (100%) of the Company's Economic Interests, divided among the Class B Members pro rata according to their respective Capital Contributions. As set forth in Section 4.1.1 below, the Class B Members shall receive a priority return on investment, in first position, subject to repayment of any outstanding loans, equal to the Class B Recoupment. For the sake of clarity, it is hereby confirmed that the Company shall not create any other Class of Membership Interests that is accorded a more favorable position or rate of return on investment. The class encompassing and representing the Class B Members may be referred to herein as "Class B".

1.14. "Class C Member(s)" refers to those persons that purchase Class C Membership Interests in Company. Such Class C Membership Interests shall provide the bearer with an Economic Interest in the Company only (and accordingly shall have no Voting Interest (as such term is defined in Section 1.49 herein) in the Company) that shall equal thirty-three and one-third percent (33.33%) of one hundred percent (100%) of the Company's Economic Interests, divided among the Class C Members pro rata according to their respective Capital Contributions. As set forth in Section 4.1.2 below, the Class C Members shall receive a priority return on investment, in first position, subject to repayment of any outstanding loans, equal to the Class C Recoupment. For the sake of clarity, it is hereby confirmed that the Company shall not create any other Class of Membership Interests that is accorded a more favorable position or rate of return on investment. The class encompassing and representing the Class C Members may be referred to herein as "Class C".

1.15. "Company" means LONESOME PRODUCER, LLC.

1.16. "Contribution" means any benefit provided by a Member to the Company:

1.16.1. In order to become a Member upon formation of the Company;

1.16.2. In order to become a Member after formation of the Company and in accordance with this Agreement; or

1.16.3. In the person's capacity as a member and in accordance with this Agreement or another agreement between the person and the Company.

1.17. "Debt Limit" means up to, but not to exceed, twenty-five percent (25%) of the total budget of the Picture.

1.18. "Debtor in bankruptcy" means a person that is the subject of either of the following:

1.18.1. An order for relief under Title 11 of the United States Code or a successor statute of general application;

1.18.2. A comparable order under federal, state, or foreign law governing bankruptcy or insolvency, and assignment for the benefit of creditors, or an order appointing a trustee, receiver, or liquidator of the person or of all or substantially all of the person's property.

1.19.   "Designated Office" means the office that the Company is required to designate and maintain under Section 5 of the Act, as set forth in Section 2.2.

1.20.   "Distribution," except as otherwise provided in Section 26 of the Act, means a transfer of money or other property from a limited liability company to another person on account of a transferable interest.

1.21.   "Domestic" means organized under the laws of New Mexico.

1.22.   "Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credit, or similar items of the Company, and to receive distributions from the Company under this Agreement or under the Act, but does not include any other rights of a Member, including the right to vote, the right to participate in the management of the Company, or except as provided by the Act, any right to information concerning the business and affairs of the Company.

1.23.   "Electronic Transmission" means a communication delivered by any of the following means:

1.23.1.   Facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, for that recipient on record with the Company;

1.23.2.   Posting on an electronic message board or network that the limited liability company has designated for those communications, together with a separate notice to the recipient of the posting, which transmission shall be validly delivered upon the later of the posting or delivery of the separate notice thereof; or

1.23.3.   Other means of electronic communication to which both of the following apply:

1.23.3.1.   The communication is delivered to a recipient who has provided an unrevoked consent to the use of those means of transmission; and

1.23.3.2.   The communication creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form.

1.23.3.3.   In the case of Electronic Transmission from the Company to a member, such communication must also satisfy the requirements applicable to consumer consent to electronic records as set forth in the federal Electronic Signatures in Global and National Commerce Act (15 U.S.C. § 7001(c)(1)).

1.24.   "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.25.   "Encumbrance" means, with respect to any Membership Interest, or any part of it, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.26.   "Gross Asset Value" means, for any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

1.26.1.   The initial Gross Asset Value of any item of property contributed by a Member to the Company will be the fair market value of that property, as mutually agreed by the contributing Member and the Company;

1.26.2.   The Gross Asset Value of any item of Company property will be adjusted as of the following times: (1) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for an Economic Interest in the Company; and (3) the liquidation of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g), provided, however, that adjustments under clauses (1)(and (2) above will be made only if the Members have determined that the Company must revalue its assets in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(f);

1.26.3.   The Gross Asset Value of any Company asset distributed to any Member will be the book value of that asset on the date of distribution; and

1.26.4.   The Gross Asset Value of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted tax basis of those assets under IRC §734(b) or §743(b), subject to the limitations imposed by IRC §755 and only to the extent that those adjustments are taken into account in determining Capital Accounts under Treasury Regulation §1.704-1(b)(2)(iv)(m), and if the Gross Asset Value of an asset has been determined or adjusted under paragraph (a), (b), or (d) of this Section 1.26, that Gross Asset Value will thereafter be adjusted by the Book Adjustments, if any, taken into account for the asset for purposes of computing Profits and Losses as defined herein.

1.27.   "Initial Members" means Christopher Pappas and Alexander Randazzo.

1.28.   "Involuntary Transfer" means, with respect to any Membership Interest, or any part of it, any Transfer or Encumbrance, whether by operation of law, under court order, foreclosure of security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

1.29.   "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.30.   "Majority of the Members" means a Member or Members whose Percentage Voting Interests represent more than 50 percent of the total Voting Interests of all the Members.

1.31.   "Manager" means each of Christopher Pappas and Alexander Randazzo, or the Person(s) or entity(ies) who from time to time may succeed one or both of them or any subsequent Manager and who, in any case, are serving at the relevant time as a Manager.

1.32.   "Manager-Managed Limited Liability Company" means a limited liability company that vests management of the limited liability company in one or more managers, as contemplated by Section 15 of the Act. The Company is structured herein with the intention to qualify as a Manager-Managed Limited Liability Company.

1.33.   "Member" means initially each of Christopher Pappas and Alexander Randazzo, and thereafter any person or entity that has become a Member of the Company under Section 36 of the Act and in accordance with this Agreement and has not dissociated under Section 38 of the Act.

1.34.   "Membership Interest" means a Member's rights in the limited liability company, including the Member's Transferable Interest, Economic Interest, Voting Interest, right to participate in management, and any right to information concerning the business and affairs of the Company provided by the Act.

1.35.   "Notice" means a notice in writing required or permitted under this Agreement. A notice will be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL WorldWide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic transmission by or to the Company via electronic mail (see §1.20, above); or when delivered to the home or office of a recipient in the care of a person of legal age and capacity whom the deliverer has reason to believe will promptly communicate the notice to the recipient.

Addresses for the purpose of giving notices shall be as set forth on the attached Notice Schedule, which shall be revised from time to time are as follows. *See Notice Schedule.*

Any correctly addressed notice that is refused, unclaimed, or undeliverable because of an act or omission of the party to be notified will be deemed effective as of the first date that the notice was refused, unclaimed, or deemed undeliverable by the postal authorities, messenger, or overnight delivery service.

Any party may change its address, electronic mail address, or fax number by giving the Manager(s) Notice of the change.

1.36.   "Ordinary Course of the Company's Activities" shall mean any action required to further the business objectives of the Company as understood by the Initial Member upon execution of this Agreement, including but not necessarily limited to the business of financing and producing motion pictures.

1.37.   "Organizer" means a person that acts under Section 17702.01 to form a limited liability company.

1.38.   "Percentage Economic Interest" means a Member's respective Economic Interest in the Company pursuant to Sections 1.13 and 1.14 above.

1.39.   "Percentage Voting Interest" means that portion of the total Voting Interests of all the Class A Members.

1.40.   "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether Domestic or foreign.

1.41.   "Regulations" ("Reg." or "Treasury Reg.") means the income tax regulations promulgated by the United States Department of the Treasury as published in the Federal Register for the purpose of interpreting and applying the provisions of the IRC, as those Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.42.   "Reserves" means the aggregate of reserve accounts that the Manager(s), in the Manager(s)' sole discretion, deem reasonably necessary to meet accrued and contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.43.   "Successor in Interest" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.44.   "Tax Item" means each item of income, gain, loss, deduction, or credit of the Company.

1.45.   "Tax Matters Partner" means the Person designated as such under Article IV.

1.46.   "Transfer" includes an assignment, conveyance, deed, bill of sale, lease, mortgage, security interest, encumbrance, gift, and transfer by operation of law.

1.47.   "Transferable Interest" means the right, as originally associated with a Person's capacity as a member, to receive distributions from a limited liability company in accordance with this Agreement, whether or not the Person remains a Member or continues to own any part of the right. Economic Interest is considered Transferable Interest for purposes of this Agreement.

1.48.   "Vote" includes authorization by written consent or consent given by Electronic Transmission.

1.49.   "Voting Interest" means the right to Vote on all matters expressly identified herein and on matters subject to mandatory Vote by operation of law under the Act.

1.50.   "Writing" includes any form of recorded message capable of comprehension by ordinary visual means, and when used to describe communications between the Company and its Members, "writing" will include electronic transmissions by and to the Company as defined in the Act.

1.51.   "Written" or "in writing" includes facsimile and other electronic communication authorized by the New Mexico Statutes, Chapter 53.

ARTICLE II: FORMATION AND ORGANIZATION

2.1.   The Company has been formed for the purpose of engaging in any lawful act or activity for which a limited liability company may be organized under this title. Primarily, but without limitation, the Company will pursue the business of producing, financing, and distributing throughout the world up to twelve (12) feature length motion pictures, the working titles of which are to be determined during the course of their respective developments (each, a "Picture" and, collectively, the "Pictures"). Each Picture shall be produced through a distinct special-purpose entity, wholly owned by the Company and established with respect to such Picture (each, an "SPV"), and the Company shall manage investment of Capital Contributions into each SPV, as determined by the Manager(s) and the applicable Member(s).the feature length motion picture known as "LONESOME SOLDIER" (the "Picture"). Any purpose other than the primary purpose stated must be approved in writing by a majority of all Members on a pro rata basis.

2.2.   The name of the Company shall be LONESOME PRODUCER, LLC, so long as such name comports with the requirements of Section 3 of the Act. The street address of the initial Designated Office shall be 1012 Marquez Place, Suite 106B, Santa Fe, NM 87505. The mailing address shall be 3900 West Alameda Avenue, Suite 2100, Burbank, CA 91505.

2.3.   The name and street address of the initial agent for service of process of the Company shall be Rocket Corporate Services, Inc., 1012 Marquez Place, Suite 106B, Santa Fe, NM 87505.

2.4.   The Members intend the Company to be a Manager-Managed Limited Liability Company managed by Christopher Pappas and Alexander Randazzo. Further, the Members intend the Company to be classified as a partnership for federal and, to the maximum extent possible, state income taxes. The rights and liabilities of the Members and Managers will be determined under the Act and this Agreement. To the extent that the rights or obligations of any Member or Manager are different because of any provision of this Agreement than those rights and obligations would be in the absence of that provision, this Agreement will control to the extent permitted by the Act. Neither the Manager(s) nor any Member will take any action inconsistent with the express intent of the parties to this Agreement.

2.5.   The term of existence of the Company will commence on the effective date of the filing of the Articles of Organization with the New Mexico Secretary of State, and it will continue until terminated by the provisions of this Agreement or as provided by law.

2.6.   The names and addresses of the Initial Members are set forth in Exhibit A, attached hereto.

2.7.   The Manager(s) of the Company will be Christopher Pappas and Alexander Randazzo, or the Person(s) or entity(ies) who from time to time may succeed them or be appointed by the Class A Members.

ARTICLE III: CAPITAL AND OTHER CONTRIBUTIONS

3.1.   Each member will make a Contribution to the Company as the Member's initial Contribution as specified in Exhibit A. The initial Fair Market Value of each item contributed property (net of liabilities secured by that property) which the Company is considered to assume or to take "subject to" under IRC section 752, is also set forth in Exhibit A, together with the description and amount of these liabilities. If a

Member fails to make the initial Capital Contributions specified in this Section within 180 days after the effective date of this Agreement, that Member's entire Membership Interest will terminate, and that Member will indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorneys' fees caused by the failure to make the initial Capital Contribution.

3.2.   Members shall not be required to make additional Capital Contributions; however, in the event that the Company requires additional cash (in the sole discretion of the Manager(s)), it shall be entitled to borrow such funds, subject to the Debt Limit, or to issue and sell additional Membership Interests in Company as set forth herein.

3.3.   A Member will not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.4.   No Interest will be paid on Capital Contributions or on the balance of a Member's Capital Account.

3.5.   A Member will not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.6.   Except as otherwise expressly provided in this Agreement, no Member will have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1.   The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit will be allocated, for Company book purposes and for tax purposes, to each Member in accordance with that Member's Percentage Economic Interest in accordance with the following priority structure:

4.1.1.   First, one hundred percent (100%) to the Class B Members in proportion to their Percentage Economic Interest until the aggregate distributions for the current and all prior periods equal one hundred twenty percent (120%) of the sum of the aggregate Class B Member's contributions (the "Class B Recoupment"):

4.1.2.   Second, one hundred percent (100%) to the Class C Members in proportion to their Percentage Economic Interest until the aggregate distributions for the current and all prior periods equal one hundred twenty percent (120%) of the sum of the aggregate Class C Member's contributions (the "Class C Recoupment"; and, together with the Class B Recoupment, the "Recoupment"):

4.1.3.   After the foregoing Recoupment, (i) thirty-three and one-third percent (33.34%) to the Class A Members, (ii) thirty-three and one-third percent (33.33%) to the Class B Members in proportion to their Percentage Economic Interest, and (iii) thirty-three and one-third percent (33.33%) to the Class C Members in proportion to their

Percentage Economic Interest. For the sake of clarity, all third party contractual net profit participants ("Profit Participants") shall be paid from the Class A Members' share of distributed Available Cash ("Producer's Net Profits").

4.2. As used in this Agreement, "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for that year or period, determined in accordance with IRC §703(a), including all Tax Items required to be stated separately under IRC §703(a)(1), with the following adjustments:

4.2.1. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to taxable income or loss;

4.2.2. Any expenditures of the Company described in IRC §705(a)(2)(B) or treated as IRC §705(a)(2)(B) expenditures under Treasury Reg. §1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses will be subtracted from taxable income or will increase that loss; and

4.2.3. Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Fair Market Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from its Fair Market Value.

4.3. The following definitions will apply with respect to this Article IV:

4.3.1. "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant fiscal year of the Company, after the Member's Capital Account has been adjusted as follows: (1) increased by the amount of the Member's share of the Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and (2) decreased by the amount of the items described in Treasury Reg. §1.704-1(b)(2)(ii)(d)(4), (5), and (6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Reg. §1.704-1(b)(2)(ii)(d) and will be interpreted consistently with that Regulations.

4.3.2. "Company Minimum Gain" has the meaning set forth in Treasury Reg. §1.704-2(d)(1).

4.3.3. "Member Nonrecourse Debt" is defined in Treasury Reg. §1.704-2(b)(4).

4.3.4. "Member Nonrecourse Debt Minimum Gain" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Treasury Reg. §1.704-2(i)(2).

4.3.5. "Member Nonrecourse Deductions" has the meaning set forth in Treasury Reg. §1.704-2(i)(2). For any Company fiscal year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during that year to the Member bearing the economic risk of loss for Member Nonrecourse Debt if the distributions are both from the proceeds of the Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, all as determined according to the provisions of Treasury Reg. §1.704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Treasury Reg. §1.704-2(j) will be followed.

4.3.6. "Nonrecourse Deductions" has the meaning set forth in Treasury Reg. §1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

4.3.7. "Nonrecourse Liability" has the meaning set forth in Treasury Reg. §1.752-1(a)(2).

4.4. The following special allocations will be made in the following order:

4.4.1. Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a fiscal year, each Member will be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to that Member's share of the net decrease in Company Minimum Gain as determined in accordance with Treasury Reg. §1.704-2(g)(2).

4.4.2. Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year (as defined in the Regulations), any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to that Member's Nonrecourse Debt as of the beginning of the fiscal year should be allocated items of Company income and gain for that year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain will be determined under Treasury Reg. §1.704-2(g)(2). A Member will not be subject to the foregoing chargeback to the extent permitted under Treasury Reg. §1.704-2(i)(4).

4.4.3. Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Reg. §1.704-1(b)(2)(ii)(d)(4), (5), or (6), that Member will be allocated items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for that fiscal year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of that Member as quickly as possible, provided that an allocation under this Section 4.4.3 will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been made as if this Section 4.4.3 were not in the Agreement.

4.4.4. Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Company fiscal year in excess of the sum of:

4.4.4.1. The amount the Member is obligated to restore under any provision of this Agreement; and

4.4.4.2. The amount the member is deemed obligated to restore under Treasury Reg. §1.704-2(g)(1, (i)(5);

each such Member will be specially allocated items of Company income in the amount of the excess as quickly as possible; except that an allocation under this Section 4.4.4 will be made only if and to the extent that the Member would have a deficit Capital Account in excess of that sum after all other allocations provided for in this Article IV have been made as if Section 4.4.3 and this Section 4.4.4 were not in the Agreement.

4.4.5. Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Company fiscal year will be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Reg. §1.704-2(i)(1).

4.4.6. Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year will be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

4.4.7. Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under IRC §734(b)(or 743(b) is required under Treasury Reg. 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's interest in the Company, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Reg. §1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom the distribution was made in the event that Treasury Reg. §1.704-1(b)(2)(iv)(m)(4) applies.

4.5.   Member Nonrecourse Deductions for any fiscal year of the Company will be allocated to the Members in the same proportion as Profits are allocated under Section 4.1, provided that any Member

Nonrecourse Deductions for any fiscal year or other period will be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Reg. §1.704-2(i)(2).

4.6.   In any fiscal year of the Company, Profits in excess of Losses of the Company resulting from a Capital Event in that fiscal year will be allocated to the Members according to each Member's Percentage Economic Interest as of the end of that fiscal year, subject to Recoupment in all events.

4.7.   In any Company fiscal year, Losses in excess of Profits of the Company, resulting from a Capital Event in that fiscal year, will be allocated to the Members with positive Capital Accounts, in proportion to their positive Capital Account balances, until no Member has a positive Capital Account. For this purpose, Capital Accounts will be reduced by the adjustments set forth in Treasury Reg.§1.704-1(b)(2)(ii)(d)(4)-(6).

4.8.   Any Unrealized Appreciation or Unrealized Depreciation in the values of Company property distributed in kind to Members will be deemed to be Profits or Losses realized by the Company immediately before the distribution of the property and those Profits or Losses will be allocated to the Capital Accounts in the same proportions as Profits are allocated under Section 4.1. Any property so distributed will be treated as a distribution to the Members to the extent of the Fair Market Value of the property, less the amount of any liability secured by and related to the property. Nothing in this Agreement is intended to treat or cause those distributions to be treated as sales for value. For the purposes of this Section 4.8, "Unrealized Appreciation" or "Unrealized Depreciation" will mean the difference between the Fair Market Value of that Property and the Company's federal adjusted tax basis for the property.

4.9.   Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued, and that is required or permitted to be allocated to the Member for income tax purposes under IRC §704(c) so as to take into account the variation between the tax basis of the property and its Fair Market Value at the time of its contribution, will be allocated solely for income tax purposes in the manner required or permitted under IRC §704(c) using the "traditional" method described in Treasury Reg. §1.704-3(b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Member and the Manager(s) (and, if the Manager(s) and the contributing Member are Affiliates, a Majority of Members who are not Affiliates of the Manager(s)).

4.10.   In the case of a Transfer of an Economic Interest during any fiscal year of the Company, the Assigning Member and Assignee will each be allocated Profits or Losses based on the number of days each held the Economic Interest during that fiscal year. If the Assigning Member and Assignee agree to a different proration and advise the Manager(s) of the agreed proration before the date of the Transfer, Profits, or Losses from a Capital Event during that fiscal year will be allocated to the holder of the Interest on the day the Capital Event occurred. If an Assignee makes a subsequent Assignment, the Assignee will be considered an "Assigning Member" with respect to the subsequent Assignee for purposes of these allocations.

4.11.   Gross Asset Value Provisions

4.11.1. The Gross Asset Value of all Company property will be adjusted at the following times: (1) on the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) on the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for an Economic Interest in the Company; and (3) on the liquidation of the Company within the meaning of Treasury Reg. §1.704-1(b)(2)(ii)(g), provided, however, that adjustments under clauses (1)(and (2) above will be made only in the event of a revaluation of Company property in accordance with Treasury Reg. §1.704-1(b)(2)(iv)(f).

4.11.2. The Gross Asset Value of Company property will be increased or decreased to reflect adjustment to the adjusted tax basis of the property under IRC §§732, 733, or 743, subject to the limitations imposed by IRC §755 and Treasury Reg. §1.704-1(b)(2)(iv)(m).

4.11.3. If the Gross Asset Value of an item of property has been determined or adjusted, the Gross Asset Value will be adjusted by the Book Depreciation, if any, taken into account with respect to that property for purposes of computing Profits and Losses.

4.12. It is the intent of the Members that each Member's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by IRC §704(b)-(c). Notwithstanding anything to the contrary in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations under IRC §704(b)-(c), or the issuance of authorized interpretations, the allocations provide in this Agreement are unlikely to be respected for federal income tax purposes, the Manager(s) are granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary for the allocation provisions to be respected for federal income tax purposes.

4.13. All Available Cash, including revenues or proceeds from a Capital Event or the dissolution of the Company, will be distributed among the Members in the same manner as Profits, subject to Recoupment in all events. The parties intend that Available Cash will be distributed as soon as practicable following the Manager(s)' determination that cash is available for distribution. The parties acknowledge that no assurances can be given about when or whether cash will be available for distributions to the Members.

4.14. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property will be as determined by the Manager(s). If noncash proceeds are subsequently reduced to cash, that cash will be taken into account by the Manager(s) in determining Available Cash and the Manager(s) will determine whether the cash has resulted from operations or from a Capital Event.

4.15. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company, or when any Member's interest is liquidated, all items of income and loss first will be allocated to the Class B Members to the extent of their Class B Recoupment, then to the Class C Members to the extent of their Class C Recoupment; and thereafter to the Members' Capital Accounts under this Article IV, and other credits and deductions to the Members' Capital Accounts will be made before the final distribution is made. The final distribution to the Members will be made as provided in Article IX, Section 9.2.4 of this Agreement. The provisions of this Section 4.15 and Article IX will be construed in accordance with the requirements of Treasury Reg. §1.704-1(b)(2)(ii)(b)(2).

ARTICLE V: MANAGEMENT

5.1.   The business of the Company will be managed by the Manager(s) named in Section 2.7, or successor Manager(s) selected in the manner provided herein. Except as otherwise set forth in this Agreement and as prohibited by the Act, all decisions concerning the management of the Company's business will be made by the Manager(s).

5.2.   The Manager(s) will serve until the earlier of: (1) the Manager(s)' resignation, retirement, death, or disability; (2) the Manager(s)' removal by Vote of the Majority of the Class A Members; or (3) the expiration of the Manager(s)' term as Manager, if a term has been designated by a Majority of the Class A Members including any Voting Interest held by the Manager(s). New Manager(s) will be appointed by a Majority of the Class A Members on the occurrence of any of the foregoing events.

5.3.   Each new Manager will be appointed by a Majority of the Class A Members for: (a term expiring with the appointment of a successor; or (b) a term expiring at a definite time specified by a Majority of the Class A Members in connection with the appointment. A Manager who is not also a Member may be removed with or without cause at any time by action of a Majority of the Class A Members. A Manager who is a Member may be removed only on the Vote of all other Class A Members.

5.4.   The Manager(s) will have the powers and duties described expressly herein and any other powers and duties that may be prescribed by Amendment to this Agreement. Notwithstanding the foregoing, and in accordance with Section 15 of the Act, the Manager(s) will not take any of the following actions on behalf of the Company unless a unanimous Vote of all Class A Members consenting to such action is first obtained:

> 5.4.1.   Sell, lease, exchange, or otherwise dispose of all, or substantially all, of the Company's property, with or without the goodwill, outside the Ordinary Course of the Company's Activities;

> 5.4.2.   Make an investment with Company funds of greater than $5,000.

> 5.4.3.   Encumber any Company asset.

> 5.4.4.   Approve a merger or conversion contemplated by Sections 59-62.3 of the Act;

> 5.4.5.   Undertake any other act outside the Ordinary Course of the Company's Activities;

> 5.4.6.   Amend this Agreement; provided, however, that in no event may the economic terms and rights of and under this Agreement, including but not limited to allocations and distributions under Article IV hereof, be altered or amended without the unanimous consent of the Class B Members and the Class C Members; and/or

5.4.7. Commence or take any action that would make it impossible to carry on the Ordinary Course of the Company's Activities.

5.5. In addition, the Manager(s) will not take any of the following actions on behalf of the Company unless a Majority of the Class A Members first approve of such action:

5.5.1. Enter or approve entry of any confession of a judgment against the Company;

5.5.2. Commence or take any action leading to the dissolution of the Company;

5.5.3. Incur any debt on behalf of the Company for purposes other than that incurred and required during the Ordinary Course of the Company's Activities;

5.5.4. Cause the change or engage in conduct bringing about the change in the nature of the principal business of the Company;

5.5.5. Incur any contractual obligation or the making of any capital expenditure with a total cost of more than $25,000;

5.5.6. File or cause to be filed a petition in bankruptcy or enter into an arrangement among the Company's creditors; and/or

5.5.7. Enter into, on behalf of the Company, any transaction constituting or leading to a "reorganization" within the meaning of the Act not otherwise accounted for in Section 5.4 and subsequent subsections, above.

5.6. It is acknowledged that the Manager(s) have other business interests to which the Manager(s) devote a substantial amount of the Manager(s)' time. The Manager(s) will devote as much time to the conduct of the business of the Company as the Manager(s), in the Manager(s)' own good faith and discretion, deem necessary. Nothing contained herein, however, shall waive or lessen the Manager(s)' obligations to carry on managerial duties as a fiduciary for the Company and its Members as contemplated by the Act, including remaining faithful to the duty of care, the duty of loyalty, the duty to refrain self-dealing, and the obligations of good faith and fair dealing.

5.7. The Members acknowledge and agree that, as of the Effective Date, each of the Manager(s) is paid a salary by the Company in consideration of their respective services as a Manager of the Company in an amount equal to six thousand dollars ($6,000) per month. The Manager(s) will not be entitled to any other compensation for the Manager(s)' services; however, the Manager(s) shall be entitled to reimbursement for all expenses reasonably and personally incurred by the Manager(s) in performance of the Manager(s)' duties.

5.8. Upon formation, the Company will have no officers, and the Manager(s) will preside at all meetings of Members. A Majority of the Class A Members may provide for officers of the Company at any time, however, and may ascribe the powers, duties, term limits, and any compensation of each officer at such later time.

5.9.   The Manager(s) will cause all assets of the Company, whether real or personal, to be held in the name of the Company.

5.10.   The Manager(s) shall be responsible for providing adequate notice for all Member meetings, scheduled and otherwise, to all Members as provided in the Act.

5.11.   In accordance with the Act, the Manager(s) shall maintain in writing or in any other form capable of being converted into clearly legible tangible form at the Designated Office all of the following:

   5.11.1.   A current list of the full name and last known business or residence address of each Member and of each holder of a Transferable Interest in the Company set forth in alphabetical order, together with the contribution and the share in Profits and Losses of each Member and holder of a Transferable Interest;

   5.11.2.   A current list of the full name and business or residence address of each Manager;

   5.11.3.   A copy of the Articles of Organization and all amendments thereto, together with any powers of attorney pursuant to which the Articles of Organization or any amendments thereto were executed;

   5.11.4.   Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent fiscal years;

   5.11.5.   A copy of the Company's Operating Agreement, and any amendments thereto, together with any powers of attorney pursuant to which this Agreement or any amendments hereto were executed;

   5.11.6.   Copies of the financial statements of the Company, if any, for the six most recent fiscal years; and

   5.11.7.   The books and records of the Company as they relate to the internal affairs of the Company for at least the current and past four years.

5.12.   Upon request of an assessor, the Manager(s) shall make available at the Designated Office or at a place mutually acceptable to the assessor and the Manager(s) a true copy of the business records relevant to the amount, cost, and value of all property that the Company owns, claims, possesses, or controls within the county of the Designated Office.

5.13.   Other than the filing of the documents required to form the Company, which shall be undertaken by the Organizer named herein, the Manager(s) shall be responsible for the filing of all other documents required under the Act over the course of the Company's existence, including but not limited to any amendments made to the Articles of Organization or this Agreement; federal, state, and local tax filings; and any required certificates of correction.

5.14.   To the extent and as required by the Act, the Manager(s) shall be responsible for filing with the Secretary of State, a statement of information containing any information required for such statement by the Act, including without limitation:

5.14.1. The name of the Company and the Secretary of State's file number;

5.14.2. The name and street address of the agent in New Mexico for service of process required to be maintained pursuant to Section 5 of the Act;

5.14.3. The street address of its principal office (its Designated Office);

5.14.4. The mailing address of the Company, if different from the street address of its Designated Office, which must be a street address;

5.14.5. The name and complete business or residence addresses of any manager or managers and the Chief Executive Officer, if any, appointed or elected in accordance with the Articles of Organization or Operating Agreement and/or any amendments made thereto;

5.14.6. If the Company chooses to receive renewal notices and any other notifications from the Secretary of State by electronic mail instead of by United States mail, the Manager(s) shall include a valid electronic mail address for the Company or for the Company's designee to receive such notices; and

5.14.7. The general type of business that constitutes the principal business activity of the Company.

5.14.8. If there has been no change in the information contained in the last filed statement of information of the Company on file in the office of Secretary of State, in lieu of filing the statement of information required above, the Manager(s) may advise the Secretary of State, on a form prescribed by the Secretary of State, that no changes in the required information have occurred during the applicable filing period.

5.14.9. The applicable filing period shall be the calendar month during which the Company's original Articles of Organization were filed.

ARTICLE VI: ACCOUNTS AND ACCOUNTING

6.1.   Complete books of account of the Company's business, in which each Company transaction will be fully and accurately entered, will be kept at the Company's Designated Office and at any other locations as the Manager(s) will determine from time to time, and will be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of inspection and copying will be borne by the Member.

6.2.   Financial books and records of the Company will be kept on the accrual method of accounting, which will be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company will be prepared in accordance with generally accepted accounting principles and will be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company will be January 1 through December 31.

6.3.　At all times during the term of existence of the Company, and beyond that term if the Manager(s) deem it necessary, the Manager(s) will keep or cause to be kept the books of account referred to in Section 6.2, together with all materials identified in Section 5.11 and all subsections. If the Manager(s) deem that any of these items will be kept beyond the term of existence of the Company, the repository of those items will be as designated by the Manager(s).

6.4.　At the end of each fiscal year, the books of the Company will be closed and examined, statements reflecting the financial condition of the Company and its Profits or Losses will be prepared, and a report about those matters will be issued by certified public accountants retained by the Company for such purposes. Copies of the financial statements will be given to all Members. The Manager(s) will cause an annual report to be sent to each Member within 120 days after the end of the fiscal year of the Company. The annual report may be sent by electronic transmission by the Company and will include the following:

6.4.1.　A balance sheet and income statement, and a statement of changes in the financial position of the Company as of the close of the fiscal year; and

6.4.2.　A statement showing the Capital Account of each Member as of the close of the fiscal year and the distributions, if any, made to each Member during the fiscal year. Members representing at least 30 percent of the Company's total Economic Interests, by number, may request interim balance sheets and income statements, and may, at their own discretion and expense, obtain an audit of the Company books by certified public accountants selected by them, provided, however, that not more than one such audit will be made during any fiscal year of the Company.

6.5.　Within 90 days after the end of each taxable year of the Company, the Manager(s) will send to each of the Members all information necessary for the Members to complete their federal and state income tax information returns and a copy of the Company's federal, state, and local income tax or information returns for that year.

6.6.　Christopher Pappas, shall act as Tax Matters Partner of the Company under IRC §6231(a)(7).

6.7.　The Tax Matters Partner is authorized to do the following:

6.7.1.　Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in IRC §6231(a)(3)) at the Company level, as required under IRC §6223(g) and the implementing Regulations;

6.7.2.　Enter into settlement agreements under IRC §6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the "Treasury Secretary") with respect to any tax audit or judicial review, in which agreement the Tax Matters Partner may expressly state that the agreement will bind the other Members, except that the settlement agreement will not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Treasury Secretary providing that the Tax Matters Partner will not have the authority to enter into a settlement agreement on behalf of that Member;

6.7.3. On receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC §6226(a) and applicable Regulations;

6.7.4. File requests for administrative adjustment of Company items on Company tax returns under IRC §6227(b) and applicable Regulations; and, to the extent those requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC §6228(a); and

6.7.5. To take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Partner may delegate such rights and duties as deemed necessary and appropriate.

ARTICLE VII: MEMBERSHIP—MEETINGS, VOTING, INDEMNITY

7.1.   There will be only one class of voting membership (Class A) and no Member within Class A will have any rights or preferences in addition to or different from those possessed by any other Class A Member or except as specifically provided in this Agreement. Class A Members will, by majority vote, have the right and power to appoint, remove, and replace Manager(s) and officers of the Company and the right to Vote on all matters with respect to which this Agreement or the Act requires or permits Member action. Each Class A Member will Vote in proportion to the Class A Member's Percentage Voting Interest as of the governing record date, the date of which shall be determined in accordance with Section 7.2. Assignment of all or part of a Class A Member's Economic Interest shall not entitle the Assignee to any Vote or Voting Interest without the express, authorized transfer of the Assignor's Vote or Voting Interest.

7.1.1. The Company's total Voting Interests shall be distributed initially as follows: Christopher Pappas and Alexander Randazzo shall each own and have right to fifty percent (50%) of the Company's total Voting Interests.

7.1.2. In addition to any acts of the Manager(s) first requiring unanimous Vote of the Class A Members as provided in Article V, and in addition to any other act recited herein first requiring unanimous Vote of the Class A Members, all of the following acts will require the unanimous Vote of the Class A Members:

7.1.2.1. The Transfer of a Membership Interest and the Admission of the Assignee as a Member of the Company;

7.1.2.2. Any amendment to the Articles of Organization or this Agreement; provided, however, that in no event may the economic terms and rights of and under this Agreement, including but not limited to allocations and distributions under Article IV hereof, be altered or amended without the unanimous consent of the Class B Members and the Class C Members;

7.1.2.3. A compromise of the obligation of a Member to make a Capital Contribution under Article III.

7.2.   The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, will be the date set by the Manager(s) or by a Majority of Members, provided that the record date will not be more than 60 or less than 10 calendar days before the date of the meeting and not more than 60 calendar days before any other action. In the absence of any action setting a record date, the record date will be determined in accordance with the Act.

7.3.   The Company may, but is not required to, issue certificates evidencing Membership Interests (Membership Interest Certificates) to Members of the Company. Once Membership Interest Certificates have been issued, they will continue to be issued as necessary to reflect current Membership Interests held by Members. Membership Interest Certificates will be in a form approved by the Manager(s), will be manually signed by the Manager(s), and will bear conspicuous legends evidencing the restrictions on Transfer and the purchase rights of the Company and Members set forth in Article VIII. All issuances, reissuances, exchanges, and other transactions in Membership Interests Involving Members will be recorded in a permanent ledger as part of the books and records of the Company.

7.4.   Meetings of the Members may be called at any time by the Manager(s), or by Members representing more than 10 percent of the Percentage Voting Interests or more than 10 percent of the Percentage Economic Interests of the Company, for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Members is called by the Members, Notice of the call will be delivered to the Manager(s), and thereafter the Manager(s) shall immediately cause notice to be given to the Members entitled to Vote that a meeting will be held at a time requested by the person calling the meeting, not less than 10 days nor more than 60 days after receipt of the request for a meeting. If the notice is not given within 20 days after receipt of the request, the person entitled to call the meeting may give the notice or, upon the application of that person, the superior court of the county in which the Designated Office of the Company is located. Meetings may be held at the Designated Office of the Company or at any other location reasonably designated by the Manager(s). The Notice will state the place, date, and hour of the meeting, the means of electronic transmission by and to the Company or electronic video screen communication, if any, and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members will consist of a Majority of the Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage of Members as specified in this Agreement or the Act.

7.5.   A meeting of Members at which a quorum is present may be adjourned to another time or place and any business that might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a majority of Voting Interests represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless: (a) the adjournment is for more than 45 days; or (b) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in clauses (a) and (b), Notice of the adjourned meeting will be given to each Member of record entitled to Vote as of the time of the adjourned meeting.

7.6.   The transactions of any meeting of Members, however called and noticed, and wherever held, will be as valid as though consummated at a meeting duly held after regular call and notice, if: (a) a quorum is present at that meeting, either in person or by Proxy; and (b) either before or after the meeting, each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting will constitute waiver of notice, unless that Member objects at the beginning of the meeting to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

7.7.   At all meetings of Members, a Class A Member may Vote in person or by Proxy. The Proxy will be filed with the Manager(s) before or at the time of the meeting, and may be filed by facsimile transmission to the Manager(s) at the principal executive office of the Company or any other address given by the Manager(s) to the Members for those purposes.

7.8.   A meeting of the Members may be conducted, in whole or in part, by electronic transmission by and to the Company or by electronic video screen communication if: (1) the Company implements reasonable measures to provide Members (in person or by Proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Members, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings; and if (2) any Member Votes or takes other action at the meeting by means of electronic transmission to the Company or electronic video screen communication, a record of that vote or action is maintained by the Company.

7.9.   Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Class A Votes that would be necessary to authorize or take that action at a meeting at which all Class A Members entitled to Vote were present and voted. If the Class A Members are requested to consent to a matter without a meeting, each Class A Member will be given notice of the matter to be voted on in the manner described in Section 7.4. Any action taken without a meeting will be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken will be given to all Members who have not consented to the action.

7.10.   No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member will indemnify, defend, and hold harmless each other Member and the Company from and against any and all loss, cost, expense, liability, or damage arising from or out of any claim based on any action by the Member in contravention of the first sentence of this Section 7.10.

ARTICLE VIII: TRANSFERS OF MEMBERSHIP INTERESTS

8.1.   A Member may withdraw from the Company at any time by giving Notice of withdrawal to the Manager(s) at least 180 calendar days before the effective date of withdrawal. Withdrawal will not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of withdrawal. A withdrawing Member will divest the Member's entire Membership Interest before the effective date of withdrawal in accordance with and subject to the provisions of this Article VIII.

8.2.   Except as expressly provided in this Agreement, a Member will not Transfer any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless: (a) the other Members unanimously approve the transferee's admission to the Company as a Member on that Transfer; and (b) the Membership Interest to be Transferred, when added to the total of all other Membership Interests Transferred in the preceding 12 months, will not cause the termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless the Encumbrance has been approved in writing by the Manager(s). Approval may be granted or withheld in the Manager(s)' sole discretion. Any Transfer or Encumbrance of a Membership Interest without that approval will be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may Transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's issue, provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in the Membership Interest. A Transfer of a Member's beneficial interest in the trust, or failure to retain the Voting Interest, will be deemed a Transfer of Membership Interest.

8.3.   If a Member wishes to Transfer any or all of the Member's Membership Interest in the Company under a Bona Fide Offer (as defined below), the Member will give Notice to the at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. The Company first and then the other Members will have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price will be established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For 30 days after the Notice is given, the Company will have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the lesser of: (a) the price stated in the Notice (or the price plus the dollar value of noncash consideration, as the case may be); and (b) the price determined under the appraisal procedures set forth in Section 8.8.

If the Company does not exercise the right to purchase all of the Membership Interest, then with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right will be given to the other Members for an additional 30-day period, beginning on the day that the Company's right to purchase expires. Each of the other Members will have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member.

If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offeror named in the Notice. Unless the requirements of Section 8.2 are met, the offeror under this Section 8.3 will become an Assignee, and will be entitled to receive only the share of Profits or other compensation and the return of Capital Contribution to which the assigning Member would have been entitled.

8.4.   On the happening of any of the following events (Triggering Events), the Company and the other Members will have the option to purchase the Membership Interest of a Member (Selling Member) at the price and on the terms provided in Section 8.8 of this Agreement:

8.4.1.   The death, incapacity, bankruptcy, or withdrawal of a Member, or the winding up and dissolution of a corporate Member, or the merger or other corporate reorganization of a corporate Member as a result of which the Corporate Member does not survive as an entity;

8.4.2.   The failure of a Member to make the Member's Capital Contribution under the Provisions of Article III of this Agreement;

8.4.3.   The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

8.5.   Notwithstanding any other provisions of this Agreement:

8.5.1.   If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of it, to that Member's spouse (an "Award"), then, notwithstanding that the transfer would constitute an unpermitted Transfer under this Agreement, that Member will have the right to purchase from his or her former spouse the Membership Interest, or portion of it, that was so transferred, and the former spouse will sell the Membership Interest or portion of it to that Member at the price set forth below in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the court Award (the Expiration Date), the Company and the other Members will have the option to purchase from the former spouse the Membership Interest or portion of it under Section 8.6 of this Agreement, provided that the option period will commence on the later of: (1) the day following the Expiration Date; or (2) the date of actual notice of the Award.

8.5.2. If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (1) that Member or (2) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the Voting Interest included in that Membership Interest, then the Member will have the right to purchase the Membership Interest or portion of it from the estate or other successor of his or her deceased spouse or Transferee of the deceased spouse, and the estate, successor, or Transferee will sell the Membership Interest or portion of it at the price set forth in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the date of death (the Expiration Date), the Company and the other Members will have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion of it under Section 8.6 of this Agreement, provided that the option period will commence on the later of (1) the day following the Expiration Date; or (2) the date of actual notice of the death.

8.6. On the receipt of Notice by the Manager(s) and the other Members as contemplated by Sections 8.1, 8.3, and 8.5, and on receipt of actual notice of any Triggering Event as determined in good faith by the Manager(s) (the date of the receipt is hereinafter referred to as the "Option Date"), the Manager(s) will promptly cause a Notice of the occurrence of a Triggering Event to be sent to all Members, and the Company will have the option, for a period ending 30 calendar days following the determination of the purchase price as provided in Section 8.8, to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms set forth in Section 8.8 of this Agreement, and the other Members, pro rata in accordance with their prior Membership Interests in the Company, will then have the option, for a period of 30 days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions that apply to the Company. If all other Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Members electing to purchase will have the right, pro rata in accordance with their prior Membership Interests in the Company, to purchase the additional Membership Interest in the Company available for purchase. The transferee of the Membership Interest in the Company that is not purchased will hold the Membership Interest in the Company subject to all of the provisions of this Agreement.

8.7. Neither the Member whose interest is subject to purchase under this Article, nor that Member's Affiliate, will participate in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

8.8. The purchase price of the Membership Interest that is the subject of an option under Section 8.6 will be the "Fair Option Price" of the interest as determined under this Section 8.8. "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both a have reasonable knowledge of the relevant facts on the Option Date. Each of the selling and purchasing parties will use his, her, or its best efforts to mutually agree on the Fair Option Price. If the parties are unable to so agree within 30 days of the Option Date, the selling party will appoint, within 40 days of the Option Date, one appraiser, and the purchasing party will appoint within 40 days of the Option Date, one appraiser. The two appraisers will within a period of 5 additional days, agree on and appoint an additional appraiser. The three appraisers will, within 60 days after the appointment of the third appraiser, determine the Fair Option Price of the Membership Interest in writing and submit their report to all the parties.

The Fair Option Price will be determined by disregarding the appraiser's valuation that diverges the most from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations will be the Fair Option Price. Each purchasing party will pay for the services of the appraiser selected by it, plus one-half of the fee charged by the third appraiser and one-half of all other costs relating to the determination of Fair Option Price. The Fair Option Price as so determined will be payable in cash.

8.9.   Except as expressly permitted under Section 8.2, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to the Membership Interest (Substituted Member) only: (a) on the unanimous Vote of the other Members in favor of the prospective transferee's admission as a Member; and (b) on the prospective transferee's executing a counterpart of this Agreement as a party to it. Any prospective transferee of a Membership Interest will be deemed an Assignee, and therefore, the owner only of an Economic Interest until the prospective transferee has been admitted as a Substituted Member. Except as otherwise permitted in the Act, any such Assignee will be entitled only to receive allocations and distributions under this Agreement with respect to the Membership Interest and will have no right to Vote or exercise any rights of a Member until the Assignee has been admitted as a Substituted Member. Until the Assignee becomes a Substituted Member, the Assigning Member will continue to be a Member and have the power to exercise any rights and powers of a Member under this Agreement, including the right to Vote in proportion to the Percentage Interest that the Assigning Member would have had if the assignment had not been made.

8.10.   Any Person admitted to the Company as a Substituted Member will be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was assigned, except that the assigning Member will not be released from liabilities as a Member solely as a result of the assignment, both with respect to obligations to the Company and to third parties incurred before the assignment.

8.11.   The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including New Mexico, or registered under the Securities Act of 1933, in reliance on exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be Transferred unless registered or qualified under applicable state and federal securities laws, unless, in the opinion of legal counsel satisfactory to the Company, qualification or registration is not required. A Member who desires to transfer a Membership Interest will be responsible for all legal fees incurred in connection with that opinion.

ARTICLE IX: DISSOLUTION, WINDING UP, AND "BUY-OUT" PROVISIONS

9.1.   Dissolution. The Company will be dissolved on the first to occur of the following events:

9.1.1.   The written agreement of a Majority of Class A Members to dissolve the Company;

9.1.2.   The sale or other disposition of substantially all of the Company's assets;

9.1.3.   Entry of a decree of judicial dissolution.

9.2.   Winding up. On the dissolution of the Company, the Company will engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager(s) shall wind up the affairs of the Company. The Manager(s) will give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members), the remaining assets of the Company will be distributed or applied in the following order:

9.2.1.   To pay the expenses of liquidation;

9.2.2.   To the establishment of reasonable reserves for contingent liabilities or obligations of the Company. On the determination that reserves are no longer necessary, they will be distributed as provided in this Section 9.2;

9.2.3.   To repay outstanding loans to Members. If there are insufficient funds to pay those loans in full, each Member will be repaid in the ratio that the Member's loan, together with accrued and unpaid interest, bears to the total of all loans from Members, including all accrued and unpaid interest. Repayment will first be credited to unpaid principal and the remainder will be credited to accrued and unpaid interest; and

9.2.4.   To the Class B Members to the extent of their Class B Recoupment;

9.2.5.   To the Class C Members to the extent of their Class C Recoupment; and

9.2.6.   Among the Members on a pari passu and pro rata basis in accordance with their Percentage Economic Interest in the Company.

9.3.   Each Member will look solely to the assets of the Company for the return of the Member's Investment, and if Company property remaining after the payment or discharge of the Company's debts and liabilities is insufficient to return the investment of each Member, the Member will have no recourse against any other Members for indemnification, contribution or reimbursement, except as specifically provided for in this Agreement

ARTICLE X: NONCOMPETITION AND CONFIDENTIALITY

10.1.   Each Member covenants with the Company and each other Member that on the Transfer of the Member's Membership Interest, whether voluntary, involuntary, by operation of law, or by reason of any provision of this Agreement, the Member will not, directly or indirectly, through and Affiliate or otherwise, in the following geographic area: the United States and Canada, or elsewhere where the Company conducts its business, for a period of 3 years following the date of the Transfer;

10.1.1.   enter into any agreement or understanding, written or oral, relating to the services of any employee of the Company;

10.1.2. use or disclose in any manner any Confidential Information

10.2. "Confidential Information" means all trade secrets, "know-how," customer lists, pricing policies, operational methods, programs, other business information of the Company, and/or intellectual property of the Company created, developed, produced, or otherwise arising before the date of the Transfer.

10.3. Each Member stipulates that a breach of the provisions of this Article X will result in irreparable damage and injury to the Company for which no money damages could adequately compensate it. If the Member breaches the provisions of this Agreement, in addition to all other remedies to which the Company may be entitled, and notwithstanding the provisions of Article XI, the Company will be entitled to an injunction to enforce the provisions of this Agreement, to be issued by any court of competent jurisdiction, to enjoin and restrain the Member and each and every Person concerned or acting in concert with the Member from the continuance of that breach. Each Member expressly waives any claim or defense that an adequate remedy at law might exist for any such breach, and each Member expressly agrees not to contest injunctive relief sought to prevent further breach of this Article X.

10.4. If any provision in this Article X is deemed to exceed the time or geographic limits or any other limitation imposed by applicable law in any jurisdiction, that provision will be deemed reformed in that jurisdiction to the maximum extent permitted by applicable law.

ARTICLE XI: INDEMNIFICATION AND ARBITRATION

11.1. The Company will have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that the Person was or is a Member, Manager, officer, employee, or other Agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by that Person in connection with the proceeding, if that Person acted in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, the person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendre or its equivalent, will not, of itself, create a presumption that the Person did not act in good faith an in a manner that the Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any Proceeding, the Agent will be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification will be provided by the Company only if authorized in the specific case by a Majority of Members.

"Agent" as used in this Section 11.1 will include a trustee or other fiduciary of a plan, trust, or other entity or arrangement as contemplated by the New Mexico Statutes, Chapter 53.

"Proceeding" as used in this Section 11.1 means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of the proceeding, as authorized by the Manager(s) who is/are not seeking indemnification or, if there are none, by a Majority of the Members, on receipt of an undertaking by that Person to repay that amount unless it will ultimately be determined that the Person is entitled to be indemnified by the Company. "Expenses" as used in this Section 11.1 includes, without limitation, attorneys' fees and expenses of establishing a right to indemnification, if any, under this Section 11.1.

11.2.   Any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement between the Company and a Member, or between or among the Members, will be settled by arbitration in accordance with the rules of the American Arbitration Association.   Arbitration will be the exclusive dispute resolution process.   Any party may commence arbitration by sending a written demand for arbitration to the other parties.   The demand will set forth the nature of the matter to be resolved by arbitration.   The Manager(s) will select the place of arbitration.   The substantive law of the state of New Mexico will be applied by the arbitrator to the resolution of the dispute.   The parties will share equally all initial costs of arbitration.   The prevailing party will be entitled to reimbursement of attorneys' fees, costs, and expenses incurred with the arbitration.   All decisions of the arbitrator will be final, binding, and conclusive on all parties.   Judgment may be entered on any such decision in accordance with applicable law in any court having jurisdiction of it.   The arbitrator (if permitted under applicable law) or the court may issue a writ of execution to enforce the arbitrator's decision.

ARTICLE XII: ATTORNEY-IN-FACT AND AGENT

12.1.   Each Member, by execution of this Agreement, and subject to the purpose of the Company as set forth in Section 2.1 above, irrevocably constitutes and appoints the Manager(s) as the Member's true and lawful attorney-in-fact and agent, with full power and authority in the Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as one in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's articles of organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement.   This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of the Member's Economic Interest.   Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager.   This power of attorney is a limited power of attorney and does not authorize any Manager to act on behalf of a Member except as described in this Article XII.

ARTICLE XIII: GENERAL PROVISIONS

13.1.   This Agreement constitutes the whole and entire agreement of the parties with respect to its subject matter, and it will not be modified or amended in any respect except by a written instrument executed by all the parties. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and Managers or any of them.

13.2.   This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

13.3.   This Agreement will be construed and enforced in accordance with the laws of the state of New Mexico. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision will, if possible, be construed as through more narrowly drawn, if a narrower construction would avoid that invalidity, illegality, or unenforceability or, if that is not possible, the provision will, to the extent of that invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement will remain in effect.

13.4.   This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

13.5.   Whenever used in this Agreement, the singular will include the plural and the plural will include the singular, and the neuter gender will include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

13.6.   The parties to this Agreement will promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and will do any and all other acts and things reasonably necessary in connection with the performance of their respective obligations under this Agreement to carry out the intent of the parties.

13.7.   Except as provided in this Agreement, no provision of this Agreement will be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

13.8.   Except as provided in this Agreement, no provision of this Agreement will be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

13.9.   Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

13.10.   The article, section, and paragraph titles and headings in this Agreement are inserted as matters of convenience and for ease of reference only and will be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

13.11.   This Agreement may be altered, amended, or repealed only by a writing signed by all of the Class A Members.

13.12.   Time is of the essence for every provision of this Agreement that specifies a time for performance.

13.13.   This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity will have or acquire any right by virtue of this Agreement.

In witness whereof, the parties have executed or caused to be executed this Agreement on the day and year first above written, and whereas each signatory by signature declares that he or she is the person who executed this instrument which execution is his/her act and deed.

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Christopher Pappas, Manager

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Alexander Randazzo, Manager

EXHIBIT A
MEMBER CAPITAL CONTRIBUTIONS

Name & Address of Member	Description of Capital Contribution (cash, property, services)	CLASS	Percentage
Christopher Pappas	Management and Production Services	A	Fifty percent (50)%
Alexander Randazzo	Management and Production Services	A	Fifty percent (50)%

JOINDER TO AMENDED AND RESTATED OPERATING AGREEMENT

The undersigned (the "**Purchaser**"), having acquired Class B Membership Units (the "**Units**") in Lonesome Producer, LLC, a New Mexico limited liability company (the "**Company**"), hereby agrees to be bound by the terms and conditions of the Amended and Restated Operating Agreement of the Company, as the same may be hereafter amended, restated, or otherwise modified in accordance with its terms (the "**Restated Operating Agreement**"), a copy of which has been provided to Purchaser. In particular, but not by way of limitation, the undersigned agrees to be bound by the limitations on transfer and rights related to transfer of Units set forth in the Restated Operating Agreement.

_____

ADDRESS:

UNITS PURCHASED:

DATE:

By execution of this Joinder, Purchaser represents and warrants to the Company that Purchaser's spouse, if any, consents to, and agrees to be bound by, the terms and conditions of the Restated Operating Agreement as they may affect such spouse's interest in the Units of the Purchaser to whom such spouse is married, or in any rights, benefits, or other attributes of such Units, as community property. Without limiting the generality of the preceding sentence, Purchaser represents and warrants to the Company that such spouse agrees to be bound by the limitations on transfer and rights related to transfer of Units set forth in the Restated Operating Agreement.